4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

December 19, 2008

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Susser Holdings Corporation
Form 10-K for Fiscal Year Ended December 30, 2007
Filed March 14, 2008
Form 10-Q for Periods Ended March 30, June 29, and September 28, 2008
Filed May 9, August 8, and November 7, 2008
File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated December 5, 2008, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

Form 10-K for Fiscal Year Ended December 30, 2007

Item 1. Business, page 1

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response

We are providing revised disclosure, where appropriate, to be included in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

Fiscal 2007 Compared to Fiscal 2006

Merchandise Sales and Gross Profit, page 40

2.	We note from your response to comment four in our letter dated September 24, 2008 that you believe the current Management’s Discussion and Analysis clearly discloses the impact

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December 19, 2008

during 2007 of stores acquired in the acquisition of Town & Country. We believe the impact of this transaction on your results of operations should be more transparent given the significance of this transaction and your disclosure should clearly identify each period the amount of net sales related to acquired retail stores. Accordingly, to increase transparency in future filings, please consider separately quantifying and disclosing the contribution or impact for both the recently acquired stores and the internally developed net new store openings for each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Response

In future filings, we will quantify and disclose the impact of the Town & Country acquisition on total revenues, merchandise sales, fuel revenues and gallons.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

3.	We note your response to comment 10 in our letter dated September 24, 2008 relating to the accuracy of revenue recognized from fuel sales whereby inventory is on a consigned basis. Please revise your disclosure to clarify that you either own the entire store property or the fuel pumps and storage tanks for these retail stores as well as control access to and sale of fuel inventory. Please disclose the amount of fuel on consignment for each period presented.

Response

We will prospectively revise our description of our revenue recognition accounting policy as follows: “A portion of our motor fuel sales to wholesale customers are on a consignment basis, in which we retain title to inventory, control access to and sale of fuel inventory, and recognize revenue at the time the fuel is sold to the ultimate customer. We typically own the fuel dispensing equipment and underground storage tanks at consignment sites, and in some cases we own the entire site and have entered into an operating lease with the wholesale customer operating the site. The amount of fuel inventory held at consignment sites is provided in Note 6.”

In Note 6, Inventories, we will prospectively break out the amount of fuel inventory held at consignment sites from other fuel inventory.

4.	We note your response to comment 11 in our letter dated September 24, 2008 indicating the deferred revenue balance of $2.6 million relates to branding incentive payments received from a vendor in connection with the execution of fuel supply contracts. Under the provision of EITF 02-16, these type incentive payments should be accounted for as a reduction of cost of sales unless they are reimbursement for costs incurred. Please tell us the total amount of all periods presented of these payments that have been treated as a reduction of operating expenses. Please revise your accounting treatment to reflect these incentive payments as a reduction of cost of sales, or provide support these amounts represent payment for assets or services delivered to the vendor or as reimbursement for costs incurred by you to sell the fuel. Refer to paragraph 4 of EITF 02-16.

Susser Holdings Corporation

December 19, 2008

Response

Following is a summary of the amortization of fuel rebates treated as a reduction to operating expense (excluding any amounts which were a reimbursement of identifiable operating expenses, such as advertising):

Fiscal Period	Amount ($000’s)	% of Other Operating Expense	% of Total Operating Expense	% of Fuel Cost of Sales
12 mos. ended Jan 1, 2006	231	0.4%	0.1%	0.02%
12 mos. ended Dec 31, 2006	621	1.0%	0.3%	0.03%
12 mos. ended Dec 30, 2007	1,456	2.1%	0.6%	0.07%
9 mos. ended Sept. 28, 2008	565	0.6%	0.2%	0.02%

The amount of amortization in any period presented would not have materially changed the amounts presented for other operating expense, total operating expense or fuel cost of sales. We will reclassify this credit to fuel cost of sales, but due to the immaterial nature of this credit, request that we be allowed to reclassify to cost of sales on a prospective basis beginning with our next filing.

Note 11. Long-Term Debt, page F-21

5.	We note your response to comment 13 in our letter dated September 24, 2008 and your disclosure under Risk Factors and Management’s Discussion and Analysis. Please revise your note disclosure to the financial statements to reference the existence of cross-default provisions on your senior credit facility and the repercussions of not meeting these restrictive covenants on your debt agreements. Refer to Rule 4-08 of Regulation S-X.

Response

We will prospectively revise the “Long-Term Debt” Note to our Consolidated Financial Statements (Note 11, in our 2007 10-K) as follows:

[Inserting the text below following the second paragraph under the “Senior Unsecured Notes” caption.]

“Events of default, which are subject to customary grace periods, thresholds and exceptions, where appropriate, as defined under the terms of the indenture governing the senior notes include: failure to pay when due interest on, or liquidated damages, if any, with respect to, the senior notes; failure to pay when due the principal of, or premium, if any, on the senior notes; failure to comply with the asset sale, change of control or merger covenants contained in the indenture; failure to comply with any of the other agreements in the indenture; default on certain other debt (including certain debt incurred under our Credit Facilities) if that default causes such debt to become accelerated prior to its express maturity; failure to pay certain final and non-appealable judgments; any note guarantee is held in any judicial proceeding to be unenforceable or invalid or any guarantor denies or disaffirms its obligations under its note guarantee; and certain events of bankruptcy.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding senior notes will become due and payable immediately without further action or notice. If any other event of default under the Indenture occurs and is continuing, the trustee or

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December 19, 2008

the holders of at least 25% in aggregate principal amount of the then outstanding senior notes may declare all the senior notes to be due and payable immediately.”

[Deleting the penultimate paragraph under the “Credit Facilities” caption and replacing that text with the text below.]

“The term loan facility and the revolving credit facility also include certain events of default (subject to customary exceptions, baskets and qualifications) including, but not limited to: failure to pay principal, interest, fees or other amounts when due; any representation or warranty proving to have been materially incorrect when made or confirmed; failure to perform or observe covenants set forth in the loan documentation; default on certain other indebtedness (including the Senior Unsecured Notes); certain monetary judgment defaults and material non-monetary judgment defaults; bankruptcy and insolvency defaults; actual or asserted impairment of loan documentation or security; a change of control; and customary ERISA defaults.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all borrowings under the Credit Facilities will become due and payable immediately without further action or notice. If any other event of default under the Credit Facilities occurs and is continuing, the lenders holding at least 50% of the sum of (i) outstanding borrowings under the Credit Facilities and (ii) unused commitments under the revolving credit facility may declare all outstanding indebtedness under the Credit Facilities to be due and payable immediately.”

Note 17. Income Tax, page F-29

Note 18. Shareholders’ Equity, page F-31

6.	We note your response to comment 14 in our letter dated September 24, 2008 regarding your conversion from a limited liability corporation to a “C” corporation on October 24, 2006. Please advise or revise your presentation to reflect the undistributed earnings as additional paid-in-capital at the time of your conversion to the new capital structure. Refer to SAB Topic 4B: equity Accounts – S Corporations.

Response

At the time of conversion to a “C” corporation on October 24, 2006, our books reflected undistributed earnings of $3.4 million. As we do not consider this to be a material reclassification, we will revise our presentation of additional paid-in capital and retained earnings (deficit) in our Form 10-K for fiscal 2008. Our assessment of materiality was based, in part, on the fact that this reclassification does not change the amount of total equity and the amount to be reclassified is approximately 2% of additional paid-in capital. In addition, this reclassification would not impact our ability to meet any debt covenants, analysts’ expectations, earnings trends, management compensation targets or other qualitative factors outlined in SAB 99.

Note 20. Segment Reporting, page F-35

7.	We note your response to comment 15 in our letter dated September 24, 2008 regarding your segment disclosures. Please also disclose in future filings that you have not aggregated any operating segments in identifying your two reportable segments. Refer to paragraph 26 of SFAS 131.

Response

We will modify the first sentence under segment reporting in our future filings as follows: “The Company operates its business in two primary operating segments, both of which are included as

Susser Holdings Corporation

December 19, 2008

reportable segments. No operating segments have been aggregated in identifying the two reportable segments. ”

Exhibits 31.1 and 31.2

8.	We note your comment 18 in our letter dated September 24, 2008. Please re-file the complete Form 10-K, along with new certifications. Please ensure the certifications have been executed by the officers in their individual capacities.

Response

We will re-file the complete Form 10-K, along with new certifications, in accordance with Staff’s comment.

Form 10-Q for the Period Ended March 30, 2008

Exhibits 31.1 and 31.2

9.	We note your response to comment 18 in our letter dated September 24, 2008. Please re-file the complete Form 10-Q along with new certifications. Please ensure the certifications have been executed by the officers in their individual capacities.

Response

We will re-file the complete Form 10-Q, along with new certifications, in accordance with Staff’s comment.

Form 10-Q for the fiscal quarter ended June 29, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Acquisition of TCFS Holdings, Inc. page 6

10.	We note your response to comment 12 in our letter dated September 24, 2008 regarding your preliminary allocation of the purchase price and the resulting amount allocated to goodwill and other intangible assets. We understand you are in the process of completing adjustments to your allocation process and we will defer further comment on the allocation process until we review your revised allocations. Your disclosures state the entire amount of goodwill from the acquisition is being allocated to the retail segment. Please explain your basis for this allocation process. Further, explain why none would be allocated to the wholesale segment if you are selling fuel on a wholesale basis to TCFS customers, and the material incremental contributions from the revenues and gross profit generated by the wholesale segment according to your pro forma financial information.

Response

Our final purchase allocation will assess how much, if any, goodwill should be allocated to the wholesale segment. However, we did not consider the wholesale component acquired from TCFS to be material, as further described below, and therefore did not allocate goodwill to the wholesale segment in our preliminary purchase allocation.

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December 19, 2008

The majority of TCFS fuel sales are to retail customers through Town & Country Food Stores. The business acquired from TCFS does include some sales to wholesale customers, but on a much smaller scale than the existing Susser Holdings business. Please note that while Susser utilizes its wholesale operating segment to procure fuel supply on behalf of its retail operating segment, these intercompany fuel sales are eliminated in consolidation and therefore we exclude them from our measure of wholesale sales.

The pro forma impact of the wholesale segment of TCFS can be best seen in our key operating metrics presented on page 25 of our Form 10-Q for the quarter ended September 28, 2008. For the nine months ended September 30, 2007, the difference between the pro forma and actual columns shows the following wholesale impacts (in thousands):

•	Gallons sold of 4,394, or a 1.3% increase to wholesale gallons
•	Fuel revenue of $10,349, or a 1.4% increase to wholesale fuel revenue
•	Fuel gross profit of $854, or a 4.7% increase to wholesale fuel gross profit

Note 6. Property, Plant and Equipment, page 7

11.	We note your response to comment 17 in our letter dated September 24, 2008 regarding the quarterly impact in fiscal 2008 of each of the accounting changes in the estimates relating to the useful lives of buildings and underground storage tanks effective December 31, 2007. However, your response did not address our comment with respect to what consideration was given to providing the disclosures pursuant to paragraph 22 of SFAS 154. Using the combined quarterly impact of $218,000 increase in operating income for both changes, it appears the impact could be material to your results of operations for the quarter ended March 30, 2008. In order to more clearly understand your assessment and evaluation of the impact of these changes, please provide us your materiality analysis supporting your conclusion that disclosure pursuant to SFAS 154 was not required. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Response

We determined that the impact of the change in estimate was not material, and therefore additional disclosure pursuant to SFAS 154 was not required. This assessment was based in part on the fact that the $218,000 reduction to depreciation expense for the first quarter 2008 represented 2.0% of the amount reported for depreciation, amortization and accretion; 0.3% of total operating expenses; and 4.4% of income from operations. Our estimate of the impact of the change on 2008 annual amounts are approximately 2% of depreciation, amortization and accretion; 0% of total operating expenses; and 1% of income from operations. Our change in estimated depreciable lives did not impact our ability to meet any debt covenants, analysts’ expectations, earnings trends, management compensation targets or other qualitative factors outlined in SAB99.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Pro Forma Results of Operations, page 23

12.	Your continuing presentation of pro forma results of operations in your quarterly results relating to fiscal 2008 in connection with your acquisition of Town & Country in fiscal 2007

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December 19, 2008

could be confusing to investors. Generally, the presentation of pro forma information is limited to disclosure in the period the acquisition occurred and the corresponding period in the preceding year in accordance with paragraphs 55 and 58 of SFAS 141. Further, your presentation of pro forma information does not appear to be in accordance with Article 11 of Regulation S-X. Please explain to us the reason and provide us the accounting literature you are relying upon to support your continued presentation of pro forma results of operations for fiscal 2008, or remove your presentation in future filings of pro forma results of operations relating to the Town & Country acquisition you consummated during the fourth quarter of fiscal 2007.

Response

We will eliminate the 2007 quarterly pro forma results from future filings.

Exhibits 31.1 and 31.2

13.	We note your response to comment 18 in your letter dated September 24, 2008. Please re-file the complete Form 10-Q along with new certifications. Please ensure the certifications have been executed by the officers in their individual capacities.

Response

We will re-file the complete Form 10-Q, along with new certifications, in accordance with Staff’s comment.

Form 10-Q for the fiscal quarter ended September 28, 2008

Long –Term Liquidity, page 34

14.	We note your statement that you “expect that {y}our cash flows from operations, cash on hand, lease financing and {y}our revolving credit facility will be adequate to provide for {y}our short-term and long-term liquidity needs.” You also state that your “ability to meet {y}our debt service obligations and other capital requirements, including capital expenditures, as well as the cost of potential acquisitions, and new store openings, will depend on {y}our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond {y}our control” and that “{c}hanges in {y}our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause {you} to need to seek additional debt or equity financing in future periods.” In light of the challenging economic environment and turmoil in the financial markets, please evaluate your ability to meet cash requirements and discuss the effects of not being able to access the debt or equity markets. Refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Response

In our assessment of liquidity and capital requirements for our MD&A discussion in the third quarter Form 10-Q, we evaluated our current needs to access the capital markets. As discussed on page 21, we had increased our liquidity position during the second quarter by expanding our revolving credit facility and by issuing an additional $30 million of senior notes. We have no material amounts of debt maturing prior to 2012, and therefore no requirements to access the debt markets for refinancing in the near

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December 19, 2008

future. We typically are able to finance our ongoing operations and working capital fluctuations though internally-generated cash and our revolving credit facility, with long-term financing used to finance growth. As discussed under “capital expenditures” on page 33, we plan to use lease financing to finance a portion of our new store growth, and we continue to have access to that market. We indicated we planned to complete $35 to $40 million of lease financing for the year, which implies a range of $8 to $13 million planned during the fourth quarter, and which will be completed. We have no other needs to access the debt or equity markets in the near future.

We will continue to assess our liquidity position, our needs to access the capital markets and any potential impacts of not being able to access capital in our annual report on Form 10-K for fiscal 2008, in accordance with Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Exhibits 31.1 and 31.2

15.	In future filings, please revise the certifications filed as exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(d) you have omitted parenthetical language

Response

We will ensure the language of exhibits 31.1 and 31.2 is identical to that included in Item 601 (b)(31) of Regulation S-K.

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan

Mary E. Sullivan

Executive Vice President and Chief Financial Officer

Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Mr. Bob Pickering, Ernst & Young LLP
Mr. Rod Miller, Weil, Gotshal & Manges LLP